Silo Pharma, Inc.

677 N. Washington Boulevard

Sarasota, FL 34236

July 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Silo Pharma, Inc. Registration Statement on Form S-1 File No. 333- 280855

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Silo Pharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, July 30, 2024, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Greg Carney of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

SILO PHARMA, INC.

By:	/s/ Eric Weisblum
Name:	Eric Weisblum
Title:	Chief Executive Officer

cc: Greg Carney, Sheppard Mullin Richter & Hampton LLP